ROBERT W. DIXON
312-609-7742
rdixon@vedderprice.com
January 30, 2008
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene, Senior Counsel

Re:	Calamos Strategic Total Return Fund
File Nos. 333-146943; 811-21484
Calamos Convertible Opportunities and Income Fund
File Nos. 333-146945; 811-21080
Calamos Convertible and High Income Fund
File Nos. 333-146947; 811-21319
Calamos Global Total Return Fund
File Nos. 333-146944 and 811-21547
To the Commission:
     On behalf of the above-referenced funds (each, a “Fund” and together, the “Funds”) and pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), Pre-Effective Amendment No. 1 to each Fund’s Registration Statement on Form N-2 relating to the offering by each Fund of common, preferred or debt securities in one or more offerings on an immediate, continuous or delayed basis (each, an “Amendment” and together, the “Amendments”) was filed on January 30, 2008 with the Securities and Exchange Commission (the “Commission”). The purpose of the Amendments is to respond to comments received from the Commission staff and to complete certain information required by Form N-2. A courtesy copy of each of the Amendments, marked to show changes from the initial filings, will be sent to the Commission staff separately to assist with its review.
     The Funds received comments on the Registration Statements as filed with the Commission by letter from Mr. Larry L. Greene of the Commission staff dated December 5, 2007. The following sets forth those comments and the Funds’ responses thereto.

United States Securities and Exchange Commission
January 30, 2008

General
1. Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.
Response: In anticipation of one or more potential offerings of their common shares through underwritten offerings, the Funds expect that relevant portions of the filings, with the assistance of the underwriters and their counsel, will be submitted to the FINRA for review. However, we note that if the securities to be offered are within the categories specified in NASD Conduct Rule 2710(b)(7)(B), such review will not be necessary.
2. Comment: Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497. If the latter, advise the staff how the legal opinion and financial statements will be updated.
Response: The Funds expect to file both post-effective amendments pursuant to Rule 462(d) and supplements pursuant to Rule 497 in connection with each offering. A legal opinion and offering documents specific to each particular offering will be filed as an exhibit to each post-effective amendment. In addition, the Funds will update financial statements on an annual basis by filing post-effective amendments subject to the staff’s review. The Funds may also file interim financial statements from time to time pursuant to Rule 497.
3. Comment: The pricing table on the facing page discloses the amount of securities being registered. Confirm that securities to be used to fulfill any over-allotments will be included in the amount being registered.
Response: The Funds confirm that securities to be used to fulfill any over-allotment options of the underwriters will be included in the amounts being registered.
4. Comment: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, reformat disclosures appearing in all capital letters on the cover of the Statement of Additional Information and elsewhere in the document. Please use a different means to make the disclosure prominent (e.g., bold). Clarify the types of indices referred to in the following underlined clause: “The Fund may also purchase and sell options on securities indices and other financial indices.” (Emphasis added.) Clarify the meaning of the following disclosure: “Their discretionary target bonus is set at a percentage of the respective base salary, ranging from 300% to 600%, with a maximum annual bonus opportunity of 150% of the target bonus.” Last of all, confirm that the

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January 30, 2008

disclosure in the filing meets the type size requirements of Rule 420 of Regulation C under the Securities Act.
Response: The Funds confirm that the referenced disclosure will not appear all-capitalized in the final print. Additional changes responsive to the staff’s specific requests have been made in the Amendments. The Funds also confirm that the disclosure in the filings is in roman type at least as large as 10-point modern type, as required by Rule 420. The Funds believe that the filings otherwise comply with the Commission’s plain English requirements.
5. Comment: We note that the Funds did not include cover letters with their registration statements indicating the purpose of the filings. In the future, we suggest each Fund include written correspondence with every filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.
Response: The Funds have noted the staff’s comment and will include cover letters with future filings.
6. Comment: The facing page indicates that each filing was made under Rule 415. Explain to the staff the enumerated paragraph of the rule upon which the Funds are relying to make the offerings.
Response: The Funds are relying on Rule 415(a)(1)(x) to make the offerings contemplated in the Registration Statements. In No-Action Letters issued to Pilgrim America Prime Rate Trust and Nuveen Virginia Premium Income Municipal Fund,1 the staff indicated that a closed-end investment company may rely on Rule 415(a)(1)(x) to issue securities pursuant to a shelf registration statement provided that the issuer disseminates a “steady stream of high quality information” about the issuer to the public. The Funds believe that the information about the Funds regularly disseminated to the public satisfies the Commission’s concern regarding the availability of a steady stream of high quality information about the Funds. In reliance on the staff’s views set forth in the Pilgrim letter, as modified by the Nuveen letter, the Funds believe that they are eligible to rely on Rule 415(a)(1)(x) to make the offerings contemplated in the Registration Statements.

[1]	Pilgrim America Prime Rate Trust (publicly available May 1, 1998); Nuveen Virginia Premium Income Municipal Fund (publicly available October 6, 2006).

United States Securities and Exchange Commission
January 30, 2008

Prospectus
7. Comment: Add the underlined clause to the following disclosure captioned “Cautionary Notice Regarding Forward-Looking Statements”: “The forward-looking statements contained in this prospectus and any accompanying prospectus supplement and the statement of additional information are excluded from the safe harbor protection provided by section 27A of the Securities Act of 1933, as amended (the ‘1933 Act’).”
Response: Changes responsive to the staff’s comment have been made in the Amendments.
8. Comment: The first paragraph of disclosure captioned “Prospectus Summary — Distributions” discusses distribution history. Each Fund discloses in the first sentence that it has made regular distributions to its shareholders for a specified period. Specify the nature of the distribution (e.g., net investment income). The second sentence of this discussion in the Global Total Return prospectus discloses that: “Additionally, the Fund has made periodic distributions of long-term capital gains since inception.” (Emphasis added.) Confirm that such distributions complied with §19(b) under the 1940 Act and Rule 19b-1 thereunder.
Response: In connection with each distribution to shareholders, Calamos issues a notice to shareholders that describes, to the extent known at such time, the source of the distribution, whether it be undistributed net investment income, undistributed net realized short-term capital gains, capital or a combination thereof. The Funds note that these various sources of distributions are described in the third sentence of the paragraph immediately following the paragraph in question and respectfully believe that this existing disclosure is responsive to the staff’s comment. In addition, the Global Total Return Fund confirms that all long-term capital gain distributions made by the Fund since inception have complied with §19(b) under the 1940 Act and Rule 19b-1 thereunder.
9. Comment: The second and third paragraphs under this caption discuss Global Total Return’s current managed distribution policy and its efforts to obtain an SEC order to implement such a plan. The disclosure regarding its current policy indicates, among other things, that distributions may include net investment income, net realized short-term capital gain and, if necessary, return of capital; and that at times it may pay out more or less than the entire amount of income earned. Briefly state how the Fund expects the policy might change if the order is granted. Provide disclosure that distinguishes managed distributions from true yield and disclose any adverse tax implications of the Funds’ current policies.
     The same disclosure discusses the possibility that the Fund’s distributions may constitute returns of capital and that: “To the extent the Fund distributes an amount in excess of the Fund’s current and accumulated earnings and profits, such excess, if any, will be treated by a shareholder for federal income tax purposes as a tax-free return of capital to the extent of the

United States Securities and Exchange Commission
January 30, 2008

shareholder’s adjusted tax basis in his, her or its shares and thereafter as a gain from the sale or exchange of such shares.” With respect to such distributions, provide additional disclosure in the prospectus regarding i) the effect of a distribution on a shareholder’s basis, and ii) if applicable, that a substantial amount of the distributions in any year will be a return of capital.
Response: The Funds expect that the receipt of an SEC order granting the Funds the ability to implement a managed distribution policy would enable the Funds to more effectively manage distributions on a long-term basis by more frequently utilizing long-term gains as a potential source of distributions. Absent receipt of the order, the Funds may distribute net realized long-term capital gains only once annually, although a second distribution is permitted to the extent necessary to avoid the imposition of an excise tax. The Funds believe that a managed distribution policy that allows the Funds to utilize long-term capital gains more frequently may enhance the tax efficiency of distributions to the Funds’ shareholders. In addition, in response to the staff’s requests, the Funds have added the following disclosure to the Amendments for purposes of (i) describing the effect of a return of capital distribution on a shareholder’s adjusted tax basis, and (ii) distinguishing managed distributions from true yield.
“To the extent the Fund distributes an amount in excess of the Fund’s current and accumulated earnings and profits, such excess, if any, will be treated by a shareholder for federal income tax purposes as a tax-free return of capital to the extent of the shareholder’s adjusted tax basis in his, her or its shares and thereafter as a gain from the sale or exchange of such shares. Any such distributions made by the Fund will reduce the shareholder’s adjusted tax basis in his, her or its shares to the extent that the distribution constitutes a return of capital. To the extent that the Fund’s distributions exceed the Fund’s current and accumulated earnings and profits, the distribution payout rate will exceed the yield generated from the Fund’s investments.” (Emphasis added.)
The Funds believe that any adverse tax implications of the Funds’ current distribution policies are currently disclosed in the sections captioned “Prospectus Summary — Distributions” and “Certain Federal Income Tax Matters.” Finally, the Funds hereby supplementally inform the staff that the Funds do not expect a substantial amount of distributions in any year to constitute a return of capital.
10. Comment: Disclosure in the fourth paragraph states: “Since not all investors can participate in the automatic dividend reinvestment plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan.” (Emphasis added.) Explain why some investors may not participate in the plan.

United States Securities and Exchange Commission
January 30, 2008

Response: The Funds have revised the referenced sentence in the Amendments to read as follows: “Since investors can participate in the automatic dividend reinvestment plan only if their broker or nominee participates in our plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan.”
11. Comment: The next sub-caption, “Investment Policies,” contains disclosure which states that: “Under normal circumstances, the Fund will invest at least 30% of its managed assets in securities of foreign issuers.” A foreign issuer is defined as a foreign government or a company organized under the laws of a foreign country. Some companies are incorporated in a foreign country, yet derive substantial revenue from, and have substantial assets in, the U.S. Will the Fund treat that company as a foreign issuer? If yes, disclose that fact and how it affects the global nature of an investment in the Fund.
Response: Under the Fund’s definition of a foreign issuer, a foreign issuer is a foreign government or company organized under the laws of a foreign country, regardless of where it conducts business, maintains its assets, provides services or where its securities are principally traded. The Fund believes that this definition is appropriate for a “global” fund that does not emphasize any particular country or region. The Fund also notes that this definition of a foreign issuer is the same as the definition reviewed by the staff in connection with the initial offering of common shares by Calamos Global Dynamic Income Fund (File No. 333-142506).
12. Comment: The last paragraph under this sub-caption discloses that: “The Fund may invest in other securities of various types to the extent consistent with its investment objective.” This policy suggests the Fund may acquire whatever it wants whether or not disclosed in the prospectus. Either delete this disclosure or explain its meaning to the staff.
Response: Each Fund generally expects to only invest in securities of the types described in its respective prospectus and statement of additional information, to the extent consistent with each Fund’s respective investment objective. The Funds have included the disclosure cited above to address the possibility that, as financial markets evolve and new types of investment products become available, the Funds may invest in these new investment products, but only to the extent consistent with a Fund’s investment objective. The Funds note that any material changes to a Fund’s investment objectives or the types of securities in which a Funds may invest will be disclosed in that Fund’s annual and/or semi-annual reports to shareholders, as appropriate.
13. Comment: Revise the introductory paragraph preceding the fee table so as to update the information presented therein as of October 2006.
Response: The Funds have revised the introductory paragraph preceding the fee table so as to update the information presented therein as of October 2007.

United States Securities and Exchange Commission
January 30, 2008

14. Comment: Revise the fee table consistent with the following:
•	in light of each Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]).
          Response: For the information of the staff, the Funds currently have no intention of investing, and do not invest, in other investment companies except in money market funds for cash sweep purposes. The Funds expect that any future expenses incurred indirectly in connection with such investments in other investment companies will not exceed one basis point of each Fund’s average net assets. Thus, the Funds do not believe that the sub-caption required by Item 3.10.a of Form N-2 is required.
•	with respect to the management fee line item, add a footnote that explains how the Fund converts the advisory fee from managed to net assets,
          Response: Changes responsive to the staff’s comment have been added as footnote 3 in the Amendments.
•	revise Footnote 3 by adding disclosure regarding the amount of leverage assumed to have been initiated during the period covered by the table. Further, any debt contemplated for the next succeeding year should be included in this calculation,
          Response: Changes responsive to the staff’s comment have been made in new footnote 4 in the Amendments.
•	with respect to the discussion in Footnote 5 for Convertible Opportunities and Convertible High Income regarding the adviser’s agreement to waive fees, disclose that the adviser or an affiliate may not recapture any waived amounts and whether the waiver may be terminated at any time. Further, each footnote may only show the reduction applicable to the 2009 period and disclosure should be added to the footnote that explains how the calculation was converted to a net number,
          Response: Changes responsive to the staff’s comment have been made in footnote 5 in the Amendments for the Convertible Opportunities and Income Fund and the Convertible and High Income Fund.
•	explain to the staff how such waivers and reimbursements are reflected in the example calculations for the 1, 3, 5, and 10 year periods, and

United States Securities and Exchange Commission
January 30, 2008

          Response: For the information of the staff, the advisory agreement fee waivers for the Convertible Opportunities and Income Fund and the Convertible and High Income Fund are reflected in the expense example calculations by showing increased total common shareholder expenses over time, as the fee waiver percentages correspondingly decrease over time.
•	delete Footnote 4, because it may confuse investors.
          Response: Changes responsive to the staff’s comment have been made in the Amendments.
15. Comment: The second and third paragraphs of the discussion captioned “Investment Objective and Principal Investment Strategies — Principal Investment Strategies” disclose that the Fund will dynamically allocate its investments through all market cycles using multiple strategies, either separately or in combination. Reconcile this policy, which suggests fairly active turnover of securities, with the following disclosure sub-captioned “Portfolio Turnover”: “Although the Fund does not purchase securities with a view to rapid turnover ...”
Response: The Funds respectfully disagree that a “dynamic allocation” policy connotes an active turnover of securities. The Global Total Return Fund and the Strategic Total Return Fund use the term “dynamic” to describe Calamos’ ability to manage the Funds’ portfolios over different market cycles on a long-term basis, as opposed to maintaining a fixed or static allocation. The Funds believe that employing a dynamic allocation policy allows Calamos to make investment decisions that are responsive to particular market conditions and in the best interests of the Funds. The Funds further note that registration statements for each of the Funds previously reviewed by the staff (File Nos. 333-114111) have included identical disclosure.
16. Comment: If in connection with its global operations the Fund will engage in European as well as American style options, revise the option disclosure to discuss that policy.
Response: In response to the staff’s request, the Global Total Return Fund has added the following disclosure to the Amendment.
“Certain options, known as “American style” options, may be exercised at any time during the term of the option. Other options, known as “European style” options, may be exercised only on the expiration date of the option. The Fund expects that substantially all of the options written by the Fund will be American style options.”

United States Securities and Exchange Commission
January 30, 2008

17. Comment: The prospectus for each Fund, except Convertible Opportunities, contains the following disclosure: “Other Income Securities. The Fund may also invest in investment grade income securities. The Fund’s investments in investment grade income securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including ...” The disclosure is vague. Clarify the type of securities involved and disclose the associated risks.
Response: The Funds, except Convertible Opportunities and Income Fund, have revised the referenced disclosure in the Amendments to instead refer to “income securities” as “debt securities.” The Funds believe that the term “debt securities” is less vague than the term “income securities.” The Funds note that the risks associated with debt securities are discussed in the prospectus sections of the Amendments captioned “Risk Factors—Fund Risks—High Yield Securities Risk,” “—Default Risk” and “—Interest Rate Risk.”
18. Comment: Similarly, disclosure under the sub-caption “Principal Investment Strategies” in the Convertible Opportunities prospectus states that: “Investments in Equity Securities. Consistent with its objective, the Fund may invest in equity securities. Equity securities, such as common stock, generally represent an ownership interest in a company.” Disclose the types of equity securities in which a Fund may invest.
Response: The disclosure in question has been revised as follows in the Convertible Opportunities and Income Fund and Convertible and High Income Fund Amendments: “Consistent with its objective, the Fund may invest in equity securities, including common and preferred stocks, warrants, rights and depository receipts. Equity securities, such as common stock, generally represent an ownership interest in a company.” (Emphasis added.)
19. Comment: If appropriate, revise the disclosure captioned “REIT Risk” for both Convertible High Income and Convertible Opportunities to reflect any new risks associated with sub-prime loans and the current mortgage markets.
Response: The Funds note that the current problems associated with the sub-prime loan and mortgage markets primarily relate to residential real estate, and not commercial real estate. Because REITs, including those in which the Funds invest, typically concentrate their investments in commercial real estate, the Funds do not believe that disclosure of any new risks associated with sub-prime loans and the current mortgage markets is necessary.
20. Comment: Revise the disclosure captioned “Risk Factors — Additional Risks to Common Shareholders” to indicate that all leverage and related expenses are expenses paid solely by common shareholders.

United States Securities and Exchange Commission
January 30, 2008

Response: Changes responsive to the staff’s comment have been made in the Amendments.
21. Comment: Revise the following disclosure to state specifically that the advisory fee creates a conflict of interest for Calamos: “Because Calamos’ investment management fee is a percentage of the Fund’s managed assets, Calamos’ fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund.”
Response: The following underlined sentence has been inserted in the Amendments in response to the staff’s comment: “Because Calamos’ investment management fee is a percentage of the Fund’s managed assets, Calamos’ fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund. Consequently, the Fund and Calamos may have differing interests in determining whether to leverage the Fund’s assets.” (Emphasis added.)
22. Comment: Disclosure sub-captioned “Market Discount Risk” states the following: “Depending on the premium of the Fund’s common shares, the Fund’s net asset value may be reduced immediately following this offering by the offering costs for common shares, including the sales load, which will be borne entirely by all common shareholders.” Explain the extent to which sales loads are expected to be borne by common shareholders.
Response: As discussed with Mr. Greene by telephone on January 14, 2008, the Funds have deleted the phrase “Depending on the premium of the Fund’s common shares,” from the sentence cited above in each of the Amendments.
23. Comment: Revise the disclosure captioned “Description of Securities — Common Shares” by adding the indicated underlined clause: “Common shares, when issued and outstanding, will be legally issued, fully paid and non-assessable.” Further, clarify the following in the next sub-caption: ‘Under the 1940 Act, the Fund may only issue one class of preferred shares. So long as any preferred shares are outstanding, additional issuances of preferred shares must be of the same class as preferred shares and may not have preference or priority over the preferred shares upon the distribution of assets of the Fund.” (Emphasis added.)
Response: Changes responsive to the staff’s comment have been made in the Amendments. In addition, with respect to the above-referenced disclosure regarding preferred shares, the Funds have revised the language in the Amendments to read as follows: “So long as any preferred shares are outstanding, additional issuances of preferred shares may not have preference or priority over the outstanding preferred shares.”
24. Comment: In connection with a discussion of the Fund’s policy that shareholders seeking to nominate trustees or transact other business at an annual meeting, disclosure captioned

United States Securities and Exchange Commission
January 30, 2008

“Certain Provisions of The Agreement and Declaration of Trust and Bylaws,” provides that: “Any notice by a shareholder must be accompanied by certain information as provided in the Bylaws.” Briefly describe the nature of the information to be provided by shareholders.
Response: The following underlined changes have been made in the Amendments in response to the staff’s comment: “Any notice by a shareholder must be accompanied by certain information as provided in the Bylaws, including information regarding the shares held by the shareholder and information regarding the candidate’s background and qualifications to serve as trustee.”
Statement of Additional Information
25. Comment: Disclosure sub-caption “Debt Securities” states that: “There are no restrictions as to the ratings of debt securities acquired by the Fund or the portion of the Fund’s assets that may be invested in debt securities in a particular ratings category.” Add this disclosure to the prospectus summary.
Response: The Funds, except Convertible Opportunities and Income Fund, have added the sentence recommended by the staff to each Fund’s prospectus summary in the Amendments under the sub-caption “Investment Policies—Other Securities.”
26. Comment: Disclose the amount of assets which may be invested in Synthetic Foreign Money Market Positions and Structured Products. With respect to the latter, if the Fund’s structured investments may include mortgage related investments or other investments materially affected by sub-prime mortgages, add appropriate risk disclosure.
Response: For each Fund, disclosure has been added to the Amendments to indicate that the Funds do not intend to invest a significant percentage of their respective managed assets in synthetic foreign money market positions. The Global Total Return Fund has also added disclosure to its Amendment to indicate that it does not intend to invest a significant percentage of its managed assets in structured products. For the information of the staff, the Funds do not currently anticipate investing more than 5% of their respective assets in Synthetic Foreign Money Market Positions or Structured Products, as applicable. The Funds supplementally inform the staff that their investments in structured products do not include mortgage-related investments or other investments materially affected by sub-prime mortgages, and the Funds thus do not believe that additional risk disclosure is necessary.
27. Comment: Disclosure under the sub-caption “Other Investment Companies” indicates that each Fund may invest in other investment companies subject to the limits in §12(d) of the 1940 Act and goes on to state that: “These limitations do not apply to the purchase of shares of money market funds ...” Confirm to the staff that each Fund’s transactions regarding money

United States Securities and Exchange Commission
January 30, 2008

market funds has and will satisfy the conditions and requirements of Rule 12d1-1 under the 1940 Act.
Response: The Funds confirm to the staff that each Fund’s investments in securities money market funds will satisfy the conditions of Rule 12d1-1 under the 1940 Act.
28. Comment: Disclosure regarding portfolio manager compensation captioned “Management of the Fund — Portfolio Managers” indicates that managers receive a discretionary target bonus. If the compensation is based on performance determined or measured relative to a benchmark, identify the benchmark and disclose the measuring period to be used to determine compensation.
Response: Calamos has advised the Funds that the discretionary target bonus component of the portfolio managers’ compensation is not determined or measured relative to a specific benchmark, and the Funds thus do not believe that additional disclosure is appropriate. Calamos considers a variety of information when determining the amount of the discretionary target bonus, including individual performance relative to various corporate objectives and portfolio performance. The Funds respectfully believe that the following disclosure in the Statement of Additional Information adequately describes the determination of the discretionary target bonus: “Portfolio performance, as measured by risk-adjusted portfolio performance, is utilized to determine the discretionary target bonus, as well as overall performance of Calamos.”
*            *            *
     If you have any questions or comments, please contact the undersigned at (312) 609-7742.

Sincerely,

/s/ Robert W. Dixon

RWD/tas